FORM 6 – K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report on Foreign Issuer

Pursuant to Rule 13a – 16 or 15d – 16
of the Securities Exchange Act of 1934

For the Month of November, 2022

Gilat Satellite Networks Ltd.
(Translation of Registrant’s Name into English)

Gilat House, Yegia Kapayim Street
Daniv Park, Kiryat Arye, Petah Tikva, Israel
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒               Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐               No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   N/A

On November 14, 2022, the Registrant issued a press release announcing Gilat’s unaudited third quarter 2022 results. A copy of this press release is furnished herewith.

The attached press release is being furnished and shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934 (the “Exchange Act”) or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933 or the Exchange Act, regardless of any general incorporation language in such filing.

We consent to the incorporation by reference of the GAAP financial information included herein, in the Registration Statements on Form S-8 (Registration Nos. 333-180552, 333-187021, 333-204867, 333-210820, 333-217022, 333-221546, 333-223839, 333-231442, 333-236028, 333-253972 333-255740 and 333-264974) and on Form F-3 (Registration No. 333-266044).

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gilat Satellite Networks Ltd.
(Registrant)

Dated November 14, 2022	By: /s/ Doron Kerbel
Doron Kerbel
General Counsel & Company Secretary

Gilat Presents Strong Growth and Results for Third Quarter 2022

Revenue of $60.4 million, up 21% year-over-year, GAAP operating income of $3.4 million versus $0.8 million in Q3 last year, and adjusted
EBITDA of $7.3 million, up 88% year-over-year

Petah Tikva, Israel – November 14, 2022 – Gilat Satellite Networks Ltd. (NASDAQ: GILT, TASE: GILT), a worldwide leader in satellite networking technology, solutions and services, today reported its results for the third quarter ended September 30, 2022.

Third Quarter 2022 Financial Highlights

•	Revenues of $60.4 million, up 21% compared with $49.8 million in Q3 last year;
•	GAAP operating income of $3.4 million versus $0.8 million in Q3 last year;
•	Non-GAAP operating income of $4.4 million versus $1.3 million in Q3 last year;
•	GAAP net income of $2.1 million versus breakeven in Q3 last year;
•	Non-GAAP net income of $3 million versus $0.6 million in Q3 last year;
•	Adjusted EBITDA of $7.3 million versus $3.9 million in Q3 last year;

Forward-Looking Expectations

The Company adjusted and narrowed the range of its 2022 revenue guidance, with expectations of between $240 million and $245 million, representing year-over-year growth of approximately 13%.

The Company also increased and narrowed the GAAP operating income guidance range to between $8 million to $10 million representing significant year-over-year growth versus $2.2 million in 2021.

The Company increased and narrowed the adjusted EBITDA range to between $23 to $25 million, representing year-over-year growth of approximately 56%.

Management Commentary

Adi Sfadia, Gilat's CEO, commented: "We are very pleased with our strong third quarter results showing continued year-over-year growth and a recovery in all our markets, in particular IFC. We are also very encouraged with the solid and continued improvement in our profitability demonstrating substantial improvement in our gross, operating and net margins with adjusted EBITDA growing by 88% year-over-year.

Strategically we are very excited with the progress of our newly launched, world leading, SkyEdge IV platform. During the third quarter, a leading service provider selected SkyEdge IV, Gilat's high-performance, multi-orbit platform, to power maritime connectivity. We are confident that this platform will allow us to focus and gain market share in the growing multibillion-dollar market of the next era of satellite communication.

The mobility business continued to pick up, with recent IFC orders of over $12 million. We further solidified our leadership in the cellular backhaul market this quarter, with multimillion-dollar orders from both new customers and mobile operators trusting Gilat's technology to extend their networks even further. In addition, we received multimillion-dollar orders in the Defense segment, where we see significant potential and have increased our focus, as well as in the Enterprise sector for utility and banking applications."

Mr. Sfadia concluded, "Our pipeline continues to increase and broaden, and the release of our next generation platform and growth engine – the SkyEdge IV for VHTS & NGSO satellites – is gaining strong traction among new and existing customers. As such, we are increasingly optimistic and expect to maintain our strong momentum ahead. For 2022 as a whole, we are tracking ahead of our profitability targets, and we look forward to continuing the growth trend into 2023."

Key Recent Announcements

o	World-Leading UAV Manufacturer Selects Gilat in Multi-Year, Multimillion-Dollar Strategic Agreement for UAV Terminals

o	Telefónica Global Solutions Selects Gilat to Extend 4G Cellular Coverage for Mobile Operators in Latin America

o	Antamina Selects Gilat for Multimillion-Dollar E-Learning Project

o	Gilat Awarded Over $10M to Power IFC Applications of Tier-1 Global Aerospace System Integrator

o	Gilat Selected by Sencinet for Petrobras’ Oil and Gas Industry Satellite Connectivity Project

o	SES and Gilat Extend Global Strategic Cooperation with Orders for GEO VHTS and O3b mPOWER NGSO Constellation

Conference Call Details
Gilat’s management will discuss its third quarter 2022 results and business achievements and participate in a question-and-answer session:

Date:             Monday, November 14, 2022
Start:             09:30 AM EST / 16:30 IST
Dial-in:          US: 1-888-407-2553
                      International: +972-3-918-0609

A simultaneous webcast of the conference call will be available on the Gilat website at www.gilat.com and through this link: https://veidan.activetrail.biz/gilatq3-2022

The webcast will also be archived for a period of 30 days on the Company’s website and through the link above.

Non-GAAP Measures

The attached summary unaudited financial statements were prepared in accordance with U.S. Generally Accepted Accounting Principles (GAAP). To supplement the consolidated financial statements presented in accordance with GAAP, the Company presents non-GAAP presentations of net income, operating income, Adjusted EBITDA and earnings per share.

The adjustments to the Company’s GAAP results are made with the intent of providing both management and investors a more complete understanding of the Company’s underlying operational results, trends, and performance. Non-GAAP financial measures mainly exclude the effect of stock-based compensation, amortization of purchased intangibles, lease incentive amortization, litigation expenses, income related to trade secrets claims, restructuring and reorganization costs, merger, acquisition and related litigation expense (income), impairment of held for sale asset, other expenses, income tax effect on adjustments and one-time changes of deferred tax assets.

Adjusted EBITDA is presented to compare the Company’s performance to that of prior periods and evaluate the Company’s financial and operating results on a consistent basis from period to period. The Company also believes this measure, when viewed in combination with the Company’s financial results prepared in accordance with GAAP, provides useful information to investors to evaluate ongoing operating results and trends. Adjusted EBITDA, however, should not be considered as an alternative to operating income or net income for the period and may not be indicative of the historic operating results of the Company; nor is it meant to be predictive of potential future results. Adjusted EBITDA is not a measure of financial performance under GAAP and may not be comparable to other similarly titled measures for other companies. Reconciliation between the Company's operating income and adjusted EBITDA is presented in the attached summary financial statements.

Non-GAAP presentations of net income, operating income, adjusted EBITDA and earnings per share should not be considered in isolation or as a substitute for any of the consolidated statements of operations prepared in accordance with GAAP, or as an indication of Gilat’s operating performance or liquidity.

About Gilat

Gilat Satellite Networks Ltd. (NASDAQ: GILT, TASE: GILT) is a leading global provider of satellite-based broadband communications.

With over 30 years of experience, we create and deliver deep technology solutions for satellite, ground and new space connectivity and provide comprehensive end-to-end solutions and services, powered by our innovative technology. We believe in the right of all people to be connected and are united in our resolution to provide communication solutions to all reaches of the world.

Delivering high value solutions, our portfolio is comprised of a cloud-based platform and high performance satellite terminals designed to work in harmony with satellite constellations, including Very High Throughput Satellites (VHTS) and Software-Defined Satellites (SDS) in multiple orbits; high performance Satellite On-the-Move (SOTM) antennas; and highly efficient, high-power Solid State Power Amplifiers (SSPA) and Block Upconverters (BUC).

Gilat’s comprehensive solutions support multiple applications with a full portfolio of products to address key applications including broadband access, mobility, cellular backhaul, military, government, and enterprise, all while meeting the most stringent service level requirements. For more information, please visit: www.gilat.com

Certain statements made herein that are not historical are forward-looking within the meaning of the Private Securities Litigation Reform Act of 1995. The words “estimate”, “project”, “intend”, “expect”, “believe” and similar expressions are intended to identify forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties. Many factors could cause the actual results, performance or achievements of Gilat to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, risks associated with the outbreak and global spread of the coronavirus (COVID-19) pandemic; changes in general economic and business conditions, inability to maintain market acceptance to Gilat’s products, inability to timely develop and introduce new technologies, products and applications, rapid changes in the market for Gilat’s products, loss of market share and pressure on prices resulting from competition, introduction of competing products by other companies, inability to manage growth and expansion, loss of key OEM partners, inability to attract and retain qualified personnel, inability to protect the Company’s proprietary technology and risks associated with Gilat’s international operations and its location in Israel. For additional information regarding these and other risks and uncertainties associated with Gilat’s business, reference is made to Gilat’s reports filed from time to time with the Securities and Exchange Commission. We undertake no obligation to update or revise any forward-looking statements for any reason.

Contact:
Gilat Satellite Networks
Doreet Oren, Senior Director Corporate Communications
DoreetO@gilat.com

Ehud Helft
EK Global Investor Relations
ehud@ekgir.com
+1 212 378 8040

GILAT SATELLITE NETWORKS LTD.
CONSOLIDATED STATEMENTS OF INCOME (LOSS)
U.S. dollars in thousands (except share and per share data)

	Nine months ended		Three months ended
	September 30,		September 30,
	2022	2021	2022	2021
		As Restated (1)		As Restated (1)
	Unaudited		Unaudited

Revenues	$167,213	$147,947	$60,350	$49,778
Cost of revenues	108,021	101,376	37,315	32,306

Gross profit	59,192	46,571	23,035	17,472

Research and development expenses, net	25,542	22,884	9,156	7,224
Selling and marketing expenses	15,724	15,827	5,414	5,359
General and administrative expenses	13,325	11,042	4,770	4,104
Impairment of held for sale asset	718	-	279	-

Total operating expenses	55,309	49,753	19,619	16,687

Operating income (loss)	3,883	(3,182)	3,416	785

Financial expenses, net	(2,716)	(1,458)	(1,053)	(701)

Income (loss) before taxes on income	1,167	(4,640)	2,363	84

Taxes on income	1,075	523	243	49

Net income (loss)	$92	$(5,163)	$2,120	$35

Earnings (loss) per share (basic and diluted)	$0.00	$(0.09)	$0.04	$0.00

Weighted average number of shares used in
computing earning (loss) per share
Basic	56,585,858	56,355,020	56,608,981	56,525,177
Diluted	56,604,854	56,355,020	56,626,283	56,958,250

(1)
The Company restated its previously issued condensed interim consolidated financial statements for the three and nine months ended September 30, 2021. For additional information, see Note 2 and Note 17 to the audited consolidated financial statements included in Part III, Item 18 of our 2021 Form 20-F/A filed with the U.S. Securities and Exchange Commission on September 14, 2022.

GILAT SATELLITE NETWORKS LTD.
RECONCILIATION BETWEEN GAAP AND NON-GAAP CONSOLIDATED STATEMENTS OF INCOME (LOSS)
FOR COMPARATIVE PURPOSES
U.S. dollars in thousands (except share and per share data)

	Three months ended			Three months ended
	September 30, 2022			September 30, 2021
	GAAP	Adjustments (*)	Non-GAAP	GAAP	Adjustments (*)	Non-GAAP
				As Restated (1)		As Restated (1)
	Unaudited			Unaudited

Gross profit	$23,035	74	$23,109	$17,472	96	$17,568
Operating expenses	19,619	(879)	18,740	16,687	(448)	16,239
Operating income	3,416	953	4,369	785	544	1,329
Income before taxes on income	2,363	953	3,316	84	544	628
Net income	$2,120	911	$3,031	$35	544	$579

Earning per share (basic and diluted)	$0.04	$0.02	$0.06	$0.00	$0.01	$0.01

Weighted average number of shares used in
computing earning per share
Basic	56,608,981		56,608,981	56,525,177		56,525,177
Diluted	56,626,283		56,652,855	56,958,250		57,227,810

(*)
Adjustments reflect the effect of non-cash stock-based compensation as per ASC 718, amortization of intangible assets related to acquisition transactions, impairment of held for sale asset, other expenses and income tax effect on adjustments which is calculated using the blended effective tax rate on the adjustments, based on the statutory tax rates applicable to the adjustments.

	Three months ended	Three months ended
	September 30, 2022	September 30, 2021
		As Restated (1)
	Unaudited	Unaudited

GAAP net income	$2,120	$35

Gross profit
Non-cash stock-based compensation expenses	74	91
Amortization of intangible assets related to acquisition transactions	-	5
	74	96
Operating expenses
Non-cash stock-based compensation expenses	498	398
Amortization of intangible assets related to acquisition transactions	51	50
Impairment of held for sale asset	279	-
Other	51	-
	879	448

Income tax effect on adjustments	(42)	-

Non-GAAP net income	$3,031	$579

(1)
The Company restated its previously issued condensed interim consolidated financial statements for the three and nine months ended September 30, 2021. For additional information, see Note 2 and Note 17 to the audited consolidated financial statements included in Part III, Item 18 of our 2021 Form 20-F/A filed with the U.S. Securities and Exchange Commission on September 14, 2022.

GILAT SATELLITE NETWORKS LTD.
RECONCILIATION BETWEEN GAAP AND NON-GAAP CONSOLIDATED STATEMENTS OF INCOME (LOSS)
FOR COMPARATIVE PURPOSES
U.S. dollars in thousands (except share and per share data)

	Nine months ended			Nine months ended
	September 30, 2022			September 30, 2021
	GAAP	Adjustments (*)	Non-GAAP	GAAP	Adjustments (*)	Non-GAAP
				As Restated (1)		As Restated (1)
	Unaudited			Unaudited

Gross profit	$59,192	230	$59,422	$46,571	226	$46,797
Operating expenses	55,309	(2,394)	52,915	49,753	(735)	49,018
Operating income (loss)	3,883	2,624	6,507	(3,182)	961	(2,221)
Income (loss) before taxes on income	1,167	2,624	3,791	(4,640)	961	(3,679)
Net income (loss)	92	2,582	2,674	(5,163)	961	(4,202)

Earning (loss) per share (basic and diluted)	$0.00	$0.05	$0.05	$(0.09)	$0.02	$(0.07)

Weighted average number of shares used in
computing earning (loss) per share
Basic	56,585,858		56,585,858	56,355,020		56,355,020
Diluted	56,604,854		56,659,298	56,355,020		56,355,020

(*) Adjustments reflect the effect of non-cash stock-based compensation as per ASC 718, amortization of intangible assets related to acquisition transactions, impairment of held for sale asset, other expenses and income tax effect on adjustments which is calculated using the blended effective tax rate on the adjustments, based on the statutory tax rates applicable to the adjustments.

	Nine months ended	Nine months ended
	September 30, 2022	September 30, 2021
		As Restated (1)
	Unaudited	Unaudited

GAAP net income (loss)	$92	$(5,163)

Gross profit
Non-cash stock-based compensation expenses	220	211
Amortization of intangible assets related to acquisition transactions	10	15
	230	226
Operating expenses
Non-cash stock-based compensation expenses	1,413	584
Amortization of intangible assets related to acquisition transactions	152	151
Impairment of held for sale asset	718	-
Other	111	-
	2,394	735

Income tax effect on adjustments	(42)	-

Non-GAAP net income (loss)	$2,674	$(4,202)

(1)
The Company restated its previously issued condensed interim consolidated financial statements for the three and nine months ended September 30, 2021. For additional information, see Note 2 and Note 17 to the audited consolidated financial statements included in Part III, Item 18 of our 2021 Form 20-F/A filed with the U.S. Securities and Exchange Commission on September 14, 2022.

GILAT SATELLITE NETWORKS LTD.
SUPPLEMENTAL INFORMATION
U.S. dollars in thousands

ADJUSTED EBITDA:

	Nine months ended		Three months ended
	September 30,		September 30,
	2022	2021	2022	2021
		As Restated (1)		As Restated (1)
	Unaudited		Unaudited

GAAP net income (loss)	$92	$(5,163)	$2,120	$35
Adjustments:
Financial expenses, net	2,716	1,458	1,053	701
Taxes on income	1,075	523	243	49
Non-cash stock-based compensation expenses	1,633	795	572	489
Impairment of held for sale asset	718	-	279	-
Other	111	-	51	-
Depreciation and amortization (*)	8,770	7,365	2,978	2,608

Adjusted EBITDA	$15,115	$4,978	$7,296	$3,882

(*) Including amortization of lease incentive

SEGMENT REVENUES:

	Nine months ended		Three months ended
	September 30,		September 30,
	2022	2021	2022	2021
		As Restated (1)		As Restated (1)
	Unaudited		Unaudited

Satellite Networks	$83,993	$83,157	$32,366	$23,182
Integrated Solutions	45,047	33,540	15,650	14,704
Network Infrastructure and Services	38,173	31,250	12,334	11,892

Total revenues	$167,213	$147,947	$60,350	$49,778

(1)
The Company restated its previously issued condensed interim consolidated financial statements for the three and nine months ended September 30, 2021. For additional information, see Note 2 and Note 17 to the audited consolidated financial statements included in Part III, Item 18 of our 2021 Form 20-F/A filed with the U.S. Securities and Exchange Commission on September 14, 2022.

GILAT SATELLITE NETWORKS LTD.
CONSOLIDATED BALANCE SHEETS
U.S. dollars in thousands

	September 30,	December 31,
	2022	2021
	Unaudited	Audited

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$68,439	$81,859
Short-term deposits	-	2,159
Restricted cash	1,425	2,592
Trade receivables, net	51,677	39,161
Contract assets	29,688	26,008
Inventories	33,925	28,432
Other current assets	24,808	14,607
Held for sale asset	3,997	4,587

Total current assets	213,959	199,405

LONG-TERM ASSETS:
Restricted cash	12	12
Long- term contract assets	11,149	12,539
Severance pay funds	5,884	6,795
Deferred taxes	15,816	17,551
Operating lease right-of-use assets	3,857	4,478
Other long term assets	10,654	10,456

Total long-term assets	47,372	51,831

PROPERTY AND EQUIPMENT, NET	73,312	72,391

INTANGIBLE ASSETS, NET	364	640

GOODWILL	43,468	43,468

TOTAL ASSETS	$378,475	$367,735

GILAT SATELLITE NETWORKS LTD.
CONSOLIDATED BALANCE SHEETS (Cont.)
U.S. dollars in thousands

	September 30,	December 31,
	2022	2021
	Unaudited	Audited

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Trade payables	$24,880	$19,776
Accrued expenses	46,207	49,202
Advances from customers and deferred revenues	31,192	24,373
Operating lease liabilities	1,813	1,818
Other current liabilities	15,430	13,339

Total current liabilities	119,522	108,508

LONG-TERM LIABILITIES:
Accrued severance pay	6,473	7,292
Long-term advances from customers	1,838	1,209
Operating lease liabilities	1,945	2,283
Other long-term liabilities	127	120

Total long-term liabilities	10,383	10,904

SHAREHOLDERS' EQUITY:
Share capital - ordinary shares of NIS 0.2 par value	2,711	2,706
Additional paid-in capital	931,500	929,871
Accumulated other comprehensive loss	(7,836)	(6,357)
Accumulated deficit	(677,805)	(677,897)

Total shareholders' equity	248,570	248,323

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$378,475	$367,735

GILAT SATELLITE NETWORKS LTD.
CONSOLIDATED STATEMENTS OF CASH FLOWS
U.S. dollars in thousands

	Nine months ended		Three months ended
	September 30,		September 30,
	2022	2021	2022	2021
		As Restated (1)		As Restated (1)
	Unaudited		Unaudited
Cash flows from operating activities:
Net income (loss)	$92	$(5,163)	$2,120	$35
Adjustments required to reconcile net income (loss)
to net cash provided by (used in) operating activities:
Depreciation and amortization	8,604	7,202	2,921	2,556
Impairment of held for sale asset	718	-	279	-
Stock-based compensation of options	1,633	795	572	489
Accrued severance pay, net	92	(177)	(22)	(49)
Deferred taxes, net	1,823	(47)	159	(232)
Decrease (increase) in trade receivables, net	(12,270)	(2,490)	(387)	4,867
Decrease (increase) in contract assets	(2,290)	21,334	318	(313)
Increase in other assets (including short-term, long-term
and deferred charges)	(8,652)	(5,485)	(889)	(1,476)
Increase in inventories	(6,030)	(347)	(1,955)	(2,121)
Increase (decrease) in trade payables	4,315	(2,719)	110	(1,929)
Decrease in accrued expenses	(1,767)	(2,344)	(77)	(542)
Increase in advance from customers and deferred revenue	7,397	4,473	387	4,811
Increase (decrease) in other liabilities	365	(1,301)	1,175	(1,107)
Net cash provided by (used in) operating activities	(5,970)	13,731	4,711	4,989

Cash flows from investing activities:
Purchase of property and equipment	(9,225)	(5,024)	(4,710)	(1,452)
Repayment of short term deposits	2,159	-	-	2,159
Investment in financial instrument	(1,536)	-	(1,536)	-
Net cash provided by (used in) investing activities	(8,602)	(5,024)	(6,246)	707

Cash flows from financing activities:
Dividend payment	-	(35,003)	-	-
Repayment of long-term loan	-	(4,000)	-	-
Net cash used in financing activities	-	(39,003)	-	-

Effect of exchange rate changes on cash, cash equivalents and restricted cash	(15)	(252)	(47)	(91)

Increase (decrease) in cash, cash equivalents and restricted cash	(14,587)	(30,548)	(1,582)	5,605

Cash, cash equivalents and restricted cash at the beginning of the period	84,463	115,958	71,458	79,805

Cash, cash equivalents and restricted cash at the end of the period	$69,876	$85,410	$69,876	$85,410

(1)
The Company restated its previously issued condensed interim consolidated financial statements for the three and nine months ended September 30, 2021. For additional information, see Note 2 and Note 17 to the audited consolidated financial statements included in Part III, Item 18 of our 2021 Form 20-F/A filed with the U.S. Securities and Exchange Commission on September 14, 2022.